CONSENT OF ALI EL TAKCH

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F ("Annual Report") being filed by B2Gold Corp. (the "Company"), for the year ended December 31, 2024, including any amendments or exhibits thereto, and the references to, and the information extracted from, the report titled "National Instrument (NI) 43-101 Technical Report for the Goose Project and Back River District, Nunavut, Canada" dated effective 28 March 2025 (the "Technical Report"), and in each case, to the references, as applicable, to the undersigned's name, as an expert or qualified person in or incorporated by reference into the Annual Report, the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158, No. 333-239197 and No. 333-273659) of the Company if applicable, as amended.

/s/Ali El Takch
Ali El Takch, Corporate Civil/Tailings Engineer
March 28, 2025